EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and six months ended June 30, 2019, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2018, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash Costs per gold equivalent ounce ("GEO") sold;
•Cash Costs per pound of copper sold;
•All-in Sustaining Costs per GEO sold;
•All-in Sustaining Costs per pound of copper sold;
•Net Debt;
•Net Free Cash Flow;
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

Reconciliations associated with the above performance measures can be found in Section 10: Non-GAAP Performance Measures.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

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1.   HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended June 30, 2019, unless otherwise noted

QUARTERLY OVERVIEW

•Strong operating performance across the Company's mines with production of 257,556 gold equivalent ounces ("GEO"), above the comparative quarter of 2018 and plan, at costs in line with expectations.

•GEO production comprised gold production of 232,863 ounces and silver production of 2,171,836 ounces.

•GEO production exceeded plan despite the out-performance of gold prices vis-à-vis silver prices, which negatively affected the GEO ratio for the quarter as compared to guidance.

•Production increased compared to the second quarter of 2018, predominantly due to higher contributions from Cerro Moro.

•The Company arranged for the sale of the Cerro Moro silver concentrate inventory, containing approximately 17,000 ounces of gold and 815,000 ounces of silver, which is reflected in revenue for the second quarter. Inventory and throughput silver grades have been normalized, such that the furnace usage has returned to designed levels.

•The Company has aligned its general and administrative (“G&A”) cost structure to its remaining portfolio of assets, simplifying the organizational structure, strengthening the balance sheet and improving financial flexibility. The Company expects 2019 G&A expenses on a cash basis to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year on an ongoing basis. Further reductions are anticipated through optimizations and cost reduction initiatives. Refer to the "Yamana Gold Increases Gold Production Guidance and Updates Improved Strategic Life of Mine Plan and Phased Expansion for Its Jacobina Mine and Announces Annual Significant Corporate G&A Reductions" press release dated June 27, 2019 for further details.

•Cash flows from operating activities during the quarter were $147.6 million, cash flows from operating activities before net change in working capital were $156.0 million, and net free cash flow was $122.9 million(i). Cash flows from operating activities include amortization of deferred revenue of $24.9 million related to deliveries under the Company’s copper advanced sales program during the quarter. Were it not for this amortization of deferred revenue, cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program would have been $180.9 million(ii).

•Net debt(iii) decreased by $13.1 million during the quarter. Subsequent to quarter end, the Company fully repaid the outstanding balance on its revolving credit facility of $385.0 million and announced the tender for $415.0 million of fixed term notes. The Company received acceptances of $462.4 million from note holders to fulfill the conditions for purchase of those notes, sufficient to position the Company toward achieving its goal of meaningfully retiring outstanding debt. Refer to the "Yamana Gold Completes Sale of Chapada, Begins Process of Repayment and Early Retirement of Debt, and Continues With Rationalization Efforts to Reduce Overhead and Improve Effectiveness" press release dated July 5, 2019 and "Yamana Gold Announces Early Results of Cash Tender Offers for Certain of Its Outstanding Public Notes" press release dated July 19, 2019 for further details.

•With a stronger balance sheet, increased financial flexibility, increased free cash flow generation, and lower near- and medium-term capital needs, the Company has determined that it requires less standby credit than that offered under its current revolving credit facility. Moreover, the Company is committed to fund its business plan through internally generated funds. As such, it has pursued a reduction of its revolving credit facility from its $1 billion current level, to $750 million. An existing $250 million accordion will continue to remain in place. The new level provides sufficient financial flexibility to supplement organic means, if required, without excess credit. Further, reduction of the facility size will lower standby fees, and with the reduction of certain other fees, will result in savings of approximately $900,000 annually, which is consistent with the Company’s objective of improving free cash flow generation. The new facility would remain in place until July 2024, subject to renewal, which is consistent with the Company’s practice of maintaining standby credit for a five year period with renewals. The Company expects to close on the new revolving credit facility effective July 31, 2019.

•The Company continues its exploration programs at existing operations. In the near term, the Company plans to increase its exploration spending for the remainder of the year by up to $10 million, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic, to allow increases in production at low costs. In particular at Jacobina, over the course of the year, exploration spend will be allocated to support the planned expansion and the program targets new mineral reserves at a grade of 3.0 g/t or better.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
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(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program is calculated as cash flow before net changes in working capital and adding back the deferred revenue related to deliver under the copper advanced sales program.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. The $13.1 million reduction in net debt for the period includes cash and cash equivalents classified as held for sale of $3.8 million.

OPERATING

•GEO production from Yamana Mines increased by 7% in the second quarter of 2019 compared to the same quarter in 2018, driven by both strong gold and silver production. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 87.98 and 85.82 for the three and six months ended June 30, 2019 respectively, and 79.00 and 79.20 for the three and six months ended June 30, 2018, respectively.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
GEO (i)
Production - Yamana Mines (ii)	257,556	240,271	529,543	451,517
Production - Total Yamana (iii)	257,556	264,365	529,543	499,457
Sales - Yamana Mines (ii)	293,516	223,202	544,402	434,356
Sales - Total Yamana (iii)	293,516	246,892	544,402	483,913
Sales - Consolidated )iii)	293,516	271,081	544,402	554,666
Per GEO sold data (iv)
Total cost of sales (ii)(v)	$1,076	$1,009	$1,086	$1,028
Cash Costs (ii)(iv)	$670	$655	$668	$678
AISC (ii)(iv)	$941	$928	$936	$958

•Gold and silver production from Yamana Mines was 4% and 66% higher respectively, than in the same period in 2018 primarily driven by the additional contributions from Cerro Moro:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Gold
Production - Yamana Mines (ounces) (ii)	232,863	224,083	468,822	423,638
Production - Total Yamana (ounces) (iii)	232,863	248,177	468,822	471,578
Sales - Yamana Mines (ounces) (ii)	255,558	211,767	479,068	410,268
Sales - Total Yamana (ounces) (iii)	255,558	235,457	479,068	459,825
Sales - Consolidated (ounces) (iii)	255,558	259,646	479,068	530,578
Per ounce data
Revenue	$1,325	$1,299	$1,310	$1,310
Average Realized Price (iv)(vi)	$1,307	$1,304	$1,305	$1,317
Average market price (vii)	$1,310	$1,307	$1,307	$1,318

Silver
Production (ounces) (ii)	2,171,836	1,310,079	5,188,134	2,209,340
Sales (ounces) (ii)	3,338,388	975,381	5,636,304	2,036,143
Per ounce data
Revenue	$15.00	$16.61	$15.21	$16.75
Average Realized Price (iv)(vi)	$15.03	$16.53	$15.23	$16.69
Average market price (vii)	$14.89	$16.54	$15.23	$16.65

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•Copper production was as follows, in line with plan:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Copper
Production (millions of pounds)	31.2	31.1	59.3	61.5
Sales (millions of pounds)	30.7	29.2	57.6	59.5
Per pound data
Revenue	$2.43	$2.82	$2.73	$2.65
Average Realized Price (iv)(vi)	$2.88	$3.09	$2.89	$3.13
Average market price (vii)	$2.77	$3.12	$2.80	$3.14
Total cost of sales (v)	$1.65	$1.64	$1.72	$1.72
Cash Costs (iv)	$1.78	$1.60	$1.72	$1.67
AISC (iv)	$2.23	$2.11	$2.29	$2.10

_____________________________________________
(i)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 87.98 and 85.82 for the three and six months ended June 30, 2019, respectively, and 79.00 and 79.20 for the three and six months ended June 30, 2018, respectively.
(ii)Yamana Mines includes Canadian Malartic, Jacobina, Cerro Moro, El Peñón, Minera Florida and Chapada.
(iii)Total Yamana production and sales includes production and sales of Yamana Mines and Gualcamayo, which was disposed of in December 2018. Total Consolidated Sales further aggregates Brio Gold sales that were 100% consolidated in the Company's financial results prior to disposal in May 2018.
(iv)A cautionary note regarding non-GAAP performance measures, their respective reconciliations and changes effective January 1, 2019 are included in Section 10: Non-GAAP Performance Measures of the Company's MD&A for the three months ended March 31, 2019. Comparatives have been restated to reflect the changes adopted in the current period.
(v)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(vi)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vii)Source of information: Bloomberg.

STRATEGIC DEVELOPMENTS

Chapada, Brazil

•Subsequent to the quarter end, the Company completed the sale of the Chapada mine for total consideration of over $1.0 billion. The Company received the initial upfront cash consideration of $800 million on closing, and additional consideration includes a $100 million cash payment contingent on the development of a pyrite roaster at Chapada, a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and the right to receive up to $125 million in additional cash consideration (“the Gold Price Instrument”) based on the price of gold over the five-year period from the date of closing.

The Gold Price Instrument is structured as a separate right that increases in value when the price of gold rises. While Yamana will hold the Gold Price Instrument, which is a monetizable asset, so that it is paid under its terms to the maximum amount, the Company has not overlooked the considerable value that the Gold Price Instrument carries. In fact, the rise in gold prices since the sale of Chapada was announced has already considerably increased the value of the instrument. The Company approximates that the increase in value is comparable to additional cash flows that would be generated from gold production at Chapada over the next several years were gold prices to remain at these increased levels. This increased value is generated up front and preserves optionality to gold and gold price increases as if the Company were producing gold without operational risk.

Concurrently with the closing of the Chapada sale, the Company used $385 million to repay the entire June 30, 2019 outstanding balance under the revolving credit facility. The remaining $415 million in upfront cash consideration is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis (“Prepay Offers”). The reduction in net debt immediately lowers Yamana’s Net Debt/EBITDA leverage ratio, a measure of financial strength, to 1.5x. The Company continues to target Net Debt/EBITDA of 1.0x by the end of 2021.

Phased Expansion at Jacobina, Brazil

•During the quarter, the Company increased guidance for Jacobina to 152,000 ounces from 145,000 ounces, representing an approximate 5% increase, and provided an update on the mine’s phased plan to increase production to at least 200,000 ounces and up to 225,000 ounces per year by 2023. The increase in guidance for the current year is attributable to the Phase 1 expansion. While Phase 1 is expected to increase the gold production rate to approximately 170,000 ounces per year by 2021 at the current mineral reserves grade, a 21% increase compared to original 2019 production guidance of 145,000 ounces per year, the joint results of Phase 1 and Phase 2 would result in the larger increase expected by 2023. The Phases are as follows:

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◦Phase 1 involves a modest plant optimization to increase throughput to a sustainable level of 6,500 tonnes per day (“tpd”) by mid-2020. Quarterly throughput averaged over 6,200 tpd, which compares to average daily throughput of 5,580 tpd in 2018. Optimization work completed to date includes improving grinding and crushing with the installation of an Advanced Process Control system with monitoring devices for the mill and crushing circuit. Further initiatives to reduce plant maintenance downtime were completed in May. Remaining work for Phase 1 is well advanced. Commissioning of a high frequency sieve and an induction furnace is expected in the third quarter and commissioning of two gravimetric concentrators and a cyclone battery to feed the thickener is expected by the first quarter of 2020. As of the end of June, the remaining project capital costs to complete Phase 1 were approximately $3.4 million. Approximately $2 million of these costs, which were included in previously guided capital spending, will be spent over the balance of 2019 with the remainder in 2020.

◦The Phase 2 plant expansion is expected to result in a larger increase in plant capacity with a likely scenario in the range of 7,500 tpd to 8,500 tpd, while maintaining gold recoveries of between 96%-97%. The higher throughput would gradually increase Jacobina’s gold production to at least 200,000 ounces per year and up to 225,000 ounces per year by 2023 based on current mineral reserve grades. A pre-feasibility study (“PFS”) to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule including the timing for permit applications is expected to be completed in the first quarter of 2020. Investment for Phase 2 is expected to occur mostly in 2021 and 2022 with the objective of being at the higher throughput level at the beginning of 2023. No expansionary capital will be committed to the plant expansion until the PFS is completed. The Company’s hurdle requirement for expenditure on the Phase 2 expansion is an after-tax IRR exceeding 15%. The decision to proceed with the investment will be driven by the expansion of the plant throughput, thus bringing forward cash flows, but also an extension of mine life from continued exploration success and improvements to Jacobina’s average mineral reserve grade, which would support the investment decision.

Agua Rica, Argentina

•The Company continues to advance its alternatives for the development of the Agua Rica project and pursuant to the previously announced integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina.

Yamana Gold, Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”) established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the Pre-Feasibility Study ("PFS"), completed in mid-2019.

Positive PFS results were announced on July 19, 2019 underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities and stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production, cash costs decreased to $1.29 per pound, all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production, net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii). Furthermore, proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces.

A review of strategic and value-creating alternatives will begin as soon as this year and continue through the period that a full feasibility study is advanced. Any additional upside opportunities for the project that will be considered as part of the feasibility study will be taken into account. The project represents exceptional value across many fronts already, which is expected to improve with the upside opportunities.

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

Expansion opportunities at Canadian Malartic, Canada

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•Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including Odyssey, East Malartic, Sladen, Sheehan, Rand, and other newly discovered zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. These are mostly underground zones, the ore from which would initially displace a portion of the lower grade open pit ores thereby increasing production and extending mine life. Access for additional, underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018. Further evaluation through additional underground drilling would be followed by updates to resource delineation and engineering initially involving Odyssey and East Malartic, although the areas of mineralization and potential extend beyond these areas. An internal study to evaluate the potential development and production from mining of these underground zones as well as synergies with the open pit operation is in progress and well advanced.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•The Company's Total Recordable Injury Frequency Rate was 0.6(i) for the second quarter of 2019.
•Yamana was included in the Jantzi Social Index for the 10th consecutive year in 2019. The Jantzi Social Index consists of 50 Canadian companies that pass a broad screening of Environmental, Social, and Governance ("ESG") Criteria.
•Yamana published its annual sustainability Material Issues Report in Q2 of 2019. This report outlines Yamana’s health, safety, environment and community ("HSEC") performance in 2018 compared to previous years. The Global Reporting Initiative ("GRI") Index was also published on the Company's website. Salient highlights as follows:
◦Implemented industry leading approaches for measuring social license and environmental risk.
◦All sites completed their 2018 HSEC Improvement Plan targets and objectives.
◦Assured that our gold does not contribute to conflict.
◦Chilean National Society of Mining Award for Yamana’s contribution to development within Chile.
◦Awarded 2nd place nationally in Brazil by Proteção Magazine for Risk Management.
◦Awarded Mining Company of the Year in Argentina by Panorama Minero.

(i)Calculated on 200,000 hours worked and includes employees and contractors.

FINANCIAL

For the three months ended June 30, 2019

•Net earnings attributable to the Company's equity holders for the three months ended June 30, 2019 were $14.1 million or $0.01 per share basic and diluted, compared to net earnings of $18.0 million or $0.02 per share basic and diluted for the three months ended June 30, 2018.

•Higher revenue was attributable to higher sales volumes and slightly higher average realized prices for gold during the three months ended June 30, 2019 when compared to the same period in 2018. The increase in sales volumes was primarily driven by contributions from Cerro Moro, which more than offset the absence of contributions from Gualcamayo and Brio Gold, which were sold in 2018. Contributions from Cerro Moro were noticeably higher in the second quarter as they included the sale of concentrate inventory that had built up at the end of the first quarter due to higher-than-expected silver grades, creating capacity constraints at the mine furnace. Inventory and throughput silver grade has been normalized, such that the furnace usage has returned to designed levels.

For the six months ended June 30, 2019

•Net earnings attributable to the Company's equity holders for the six months ended June 30, 2019 were $9.8 million or $0.01 per share basic and diluted, compared to a net loss of $142.0 million or $0.15 per share basic and diluted for the six months ended June 30, 2018.

•Revenue in the period was impacted by both decreases in realized metal prices and by lower overall sales volumes when compared to the same period in 2018. Revenue in the comparative period included contributions from Brio Gold and Gualcamayo, which were sold in 2018. Revenue in the current period includes contributions from Cerro Moro, which reached commercial production at the end of the second quarter 2018.
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	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2019	2018	2019	2018
Revenue	$463.5	$435.7	$870.6	$890.4
Cost of sales excluding DDA	(244.1)	(238.3)	(450.0)	(502.5)
Gross margin excluding DDA	$219.4	$197.4	$420.6	$387.9
Depletion, depreciation and amortization ("DDA")	(122.4)	(93.9)	(240.1)	(198.0)
Impairment of mining properties	—	—	—	(103.0)
Mine operating earnings	$97.0	$103.5	$180.5	$86.9
General and administrative	(16.8)	(23.9)	(38.4)	(50.1)
Exploration and evaluation	(2.7)	(3.2)	(5.2)	(7.0)
Share of earnings of associate	2.8	0.5	0.8	0.5
Other operating (expenses) income, net	(8.7)	10.0	(13.9)	35.3
Impairment of non-operating mining properties	—	—	—	(78.0)
Operating earnings (loss)	$71.6	$86.9	$123.8	$(12.4)
Finance costs	(32.0)	(28.6)	(64.1)	(76.0)
Other income (costs), net	6.5	4.8	(9.9)	12.7
Net earnings (loss) before income taxes	$46.1	$63.1	$49.8	$(75.7)
Income tax expense, net	$(32.0)	$(50.7)	$(40.0)	$(79.4)
Net earnings (loss)	$14.1	$12.4	$9.8	$(155.1)

Attributable to:
Yamana Gold Inc. equity holders	$14.1	$18.0	$9.8	$(142.0)
Non-controlling interests	$—	$(5.6)	$—	$(13.1)
	$14.1	$12.4	$9.8	$(155.1)
Per share data
Earnings (loss) per share - basic and diluted (i)	$0.01	$0.02	$0.01	$(0.15)
Dividends declared per share	$0.005	$0.005	$0.010	$0.010
Dividends paid per share	$0.005	$0.005	$0.010	$0.010
Weighted average number of common shares outstanding (thousands)
Basic	950,292	948,952	950,106	948,832
Diluted	951,060	949,646	950,977	948,832

Cash flows (ii)
Cash flows from operating activities (iii)	$147.6	$102.4	$159.9	$225.2
Cash flows from operating activities before net change in working capital (iv)	$156.0	$157.5	$259.0	$364.1
Cash flows used in investing activities	$(111.9)	$(135.2)	$(203.4)	$(120.6)
Cash flows (used in) from financing activities	$(52.0)	$(3.1)	$38.7	$(145.9)

(i)Attributable to Yamana Gold Inc. equity holders.
(ii)For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity.
(iii)Cash flows from operating activities for the three and six months ended June 30, 2019, include the impact of $32.8 million and $68.8 million, respectively in non-cash deferred revenue recognized in respect of metal sales agreements and other, including $26.6 million and $53.2 million, respectively, associated with the copper advanced sales program.
(iv)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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•Net free cash flow for the three and six months ended June 30, 2019 was as follows:

(In millions of US Dollars)	For the three months ended June 30,		For the six months ended June 30,
Net Free Cash Flow (i)(ii)	2019	2018	2019	2018
Cash flows from operating activities before income taxes paid and net change in working capital	$165.2	$158.1	$301.5	$448.7
Income taxes paid	(9.2)	(0.6)	(42.5)	(16.7)
Payments made to Brazilian tax authorities	—	—	—	(67.9)
Cash flows from operating activities before net change in working capital (ii)	$156.0	$157.5	$259.0	$364.1
Net change in working capital	(8.4)	(55.1)	(99.1)	(138.9)
Cash flows from operating activities	$147.6	$102.4	$159.9	$225.2
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received (iii)	32.8	11.7	68.8	(112.3)
Payments made to Brazilian tax authorities	—	—	—	67.9
Non-discretionary items related to the current period
Sustaining capital expenditures	(43.7)	(43.7)	(81.7)	(83.4)
Interest and other finance expenses paid	(13.8)	(22.4)	(31.6)	(36.6)
Net free cash flow	$122.9	$48.0	$115.4	$60.8
s
(i)For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
(iii)Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which, were received in previous periods and which were similarly reduced for comparability. Of the total deferred revenue recognized, $26.6 million and $53.2 million is attributable to the copper advanced sales program and $6.2 million and $9.7 million to pre-existing copper and silver streaming arrangements, for the three and six month periods ended June 30, 2019, respectively.

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•Deliveries under the copper advanced sales program began in the third quarter of 2018 and were completed in the second quarter of 2019. If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarters as follows:

(In millions of US Dollars, unless otherwise noted)	For the three months ended
Impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	Cumulative impact
Copper to be delivered (millions of pounds)			13.2	10.7	8.2	8.2	40.3
Cash flows from operating activities before net change in working capital (i)	$206.4	$157.5	$86.6	$115.8	$103.2	$156.0	$—
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program (i)	$81.4	$157.5	$128.3	$149.1	$128.3	$180.9	$—

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

•As at June 30, 2019, the Company had cash and cash equivalents of $90.2 million and available credit of $615.0 million, for total liquidity of $705.2 million.

As at, (In millions of US Dollars)	June 30, 2019	December 31, 2018
Total assets	$8,045.7	$8,012.9
Total long-term liabilities	$3,270.1	$3,492.5
Total equity	$4,024.6	$4,024.0
Working capital (i)	$495.3	$(67.2)
Cash and cash equivalents	$90.2	$98.5
Debt (current and long-term) (ii)	$1,849.4	$1,758.7
Net debt (iii)	$1,759.2	$1,660.2

(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities held for sale. Accordingly, current assets and current liabilities at June 30, 2019 include all assets and liabilities of Chapada.
(ii)On July 5, 2019, the Company completed the sale of its Chapada mine and received the initial upfront cash consideration of $800.0 million upon closing. Concurrently with the closing, the Company used $385.0 million of the consideration to repay outstanding indebtedness under the revolving credit facility; and the remaining $415.0 million is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis. In the event cash consideration remains available, the balance will be used to prepay indebtedness under the Company's senior notes issued in June 2014 and December 2017.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Capital Expenditures

For the three months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$9.8	$10.2	$8.9	$8.5	$0.3	$0.6	$19.0	$19.3
Jacobina	6.3	4.6	4.7	5.2	1.1	1.9	$12.1	$11.7
Cerro Moro	3.6	—	0.4	11.4	5.6	3.4	$9.6	$14.8
El Peñón	7.9	9.5	0.2	—	5.7	4.5	$13.8	$14.0
Minera Florida	3.3	3.5	2.8	3.5	2.1	2.9	$8.2	$9.9
Chapada	10.7	8.6	5.1	0.7	0.8	1.6	$16.6	$10.9
Other (i)	2.1	7.3	3.9	11.7	0.9	4.4	$6.9	$23.4
	$43.7	$43.7	$26.0	$41.0	$16.5	$19.3	$86.2	$104.0
(i)Included in Other for the comparative period are capital expenditures relating to Gualcamayo and Brio Gold, as well as capitalized interest of $4.3 million. These items have no impact in the current period.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable. Totals do not include the costs to add to the long-term ore stockpile at Canadian Malartic and Chapada of $7.8 million and $14.8 million, respectively, for the three months ended June 30, 2019 and $6.9 million and $16.2 million, respectively, for the three months ended June 30, 2018.

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For the six months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$17.3	$24.2	$16.6	$13.7	$0.6	$2.7	$34.5	$40.6
Jacobina	9.7	7.6	15.1	7.9	2.1	2.9	$26.9	$18.4
Cerro Moro	5.8	—	0.9	58.7	7.3	4.9	$14.0	$63.6
El Peñón	14.6	17.1	0.2	—	9.6	7.7	$24.4	$24.8
Minera Florida	6.3	6.6	5.4	6.2	5.1	6.8	$16.8	$19.6
Chapada	24.0	13.0	9.8	1.1	1.2	2.4	$35.0	$16.5
Other (i)	4.0	14.9	4.8	28.9	2.7	8.8	$11.5	$52.6
	$81.7	$83.4	$52.8	$116.5	$28.6	$36.2	$163.1	$236.1

(i)Included in Other for the comparative period are capital expenditures relating to Gualcamayo and Brio Gold, as well as capitalized interest of $8.3 million. These items have no impact in the current period.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable. Totals do not include the costs to add to the long-term ore stockpile at Canadian Malartic and Chapada of $17.9 million and $23.7 million , respectively, for the six months ended June 30, 2019 and $12.4 million and $24.9 million, respectively, for the six months ended June 30, 2018.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. The Company’s portfolio also includes the Chapada mine in Brazil which was sold subsequent to the quarter end, a 20.5% interest in Leagold Mining Corporation ("Leagold") with mining properties in Brazil and Mexico, as well as a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. Pursuant to a signed integration agreement, the Company has agreed to an ownership interest of 56.25% of the combined Agua Rica and Alumbrera as an integrated project, pursuant to which Agua Rica would be developed and operated using existing infrastructure and facilities of Minera Alumbrera.

Over the years, the Company has grown through strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:
•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and the Company’s key performance objectives in HSEC;
•Continuing balance sheet and financial performance improvements. The sale of the Chapada mine provides a significant reduction in leverage. Net Debt leverage ratio was immediately lowered to 1.5x on closing of the transaction and receipt of the $800 million in cash proceeds, in line with the Company’s previous target. Going forward, the Company’s updated target is 1.0x or better with a strategic objective to maintain the lower net debt leverage ratio through the metal price cycle as a means to enhance financial flexibility. Additionally, the Company focuses on tenure of debt preferring long-term debt that is consistent with life of mines;
•Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
◦For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;
•Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
◦Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;
◦Minera Florida, El Peñón and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;
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•Continue optimizing the portfolio through advancing several value realization and monetization initiatives over the guidance period through the ongoing strategic and technical reviews of its asset portfolio; and
•The Company will continue to focus on the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

The Company continued to make progress towards these objectives in the second quarter of 2019.

The Company is committed to increasing value by improving cash flows and returns on invested capital and increasing net asset value. In that context, the Company’s development opportunities will be geared towards such increases and improvements within the framework of the Company's balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the Company’s balance sheet objectives.

Recent and current initiatives, which have or will further advance these strategic objectives, include:
•The completion of the sale of the wholly-owned Chapada mine on July 5, 2019, for total consideration of over $1.0 billion. The sale of Chapada improves the financial flexibility of the Company, the repayment of debt in the third quarter with the cash proceeds results in a meaningful reduction in interest expense that will enhance Net Free Cash Flow generation, the significant expansionary capital that was required for Chapada will be avoided and, with a favourable gold price environment, the Company would be well positioned to benefit from the contingent payments component of the sale, namely the Gold Price Instrument, further described under Strategic Developments.
•Concurrently with the closing, and in association with the aforementioned repayment of debt in the third quarter, the Company is using $385.0 million to repay outstanding indebtedness under the revolving credit facility, the balance outstanding on June 30 and on close of the transaction.
•The remaining $415.0 million in upfront cash consideration is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis (“Prepay Offers”). These Prepay Offers have been distributed simultaneously with the closing of the Chapada sale. The Prepay Offers indicated that in the event cash consideration remains available, the balance will be used to prepay indebtedness under the Company’s senior notes issued in June 2014 and December 2017.
•The integration agreement pursuant to which the Agua Rica project would be developed representing a significant step towards the technical advancement and value realization of Agua Rica.

2019 Production and Cost Guidance

GEO guidance for 2019 is 1,010,000 ounces and annual guidance for cash costs and all-in sustaining costs is within the previously guided ranges of $640 to $680 per GEO and $920 to $960 per GEO, respectively.

The Company anticipates unit costs to be within the previously guided ranges notwithstanding several factors which impact costs. First, while Chapada production will be included in consolidated production for approximately six months in 2019 due to its sale, the removal of Chapada production in the second half of the year has the impact of increasing consolidated AISC for the year by approximately $30 per GEO. Separately, a higher actual year-to-date forecast GEO ratio, resulting from out-performance of gold price as compared to silver price, compared to the ratio used for guidance, which was provided before the more recent out-performance of gold price, has had the effect of increasing unit costs, all things equal, by approximately $10 per GEO. However, the Company anticipates compensating for these increases in costs per GEO as a result of optimizations and stronger production in the continuing Yamana Mines, which exclude Chapada, in the second half of the year. The Company also notes that while the absence of Chapada production in the second half of the year will have the aforementioned impact on costs, there will be a positive impact to free cash flows as the stockpiling costs at Chapada, which are not included in unit costs, will no longer be incurred.

3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Net earnings
Net earnings attributable to the Company's equity holders for the three months ended June 30, 2019, were $14.1 million or $0.01 per share basic and diluted, compared to net earnings of $18.0 million or $0.02 per share basic and diluted for the three months ended June 30, 2018.

Net earnings and earnings per share for the three months ended June 30, 2019 and 2018 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

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	For the three months ended June 30,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses (gains)	$1.2	$(4.3)
Share-based payments/mark-to-market of deferred share units	(0.8)	3.7
Mark-to-market (gains) losses on derivative contracts	(7.0)	0.1
Net mark-to-market losses on investments and other assets	0.1	5.1
Revision in estimates and liabilities including contingencies	5.8	8.4
Gain on sale of subsidiaries and other assets	—	(32.0)
Reorganization costs	1.9	2.7
Other provisions, write-downs and adjustments (i)	(3.9)	0.6
Non-cash tax on unrealized foreign exchange (gains) losses	(35.1)	111.7
Income tax effect of adjustments	0.9	(2.0)
One-time tax adjustments	42.6	(60.1)
Total adjustments - increase to earnings attributable to Yamana equity holders	$5.7	$33.9
Total adjustments - increase to earnings per share attributable to Yamana equity holders	$0.01	$0.04
(i)The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

Revenue

In the three months ended June 30, 2019, revenue increased $27.8 million or 6% compared to the same period in 2018. The increase was attributable to higher overall sales volumes and slightly higher average realized gold prices, partially offset by lower average realized prices for silver and copper of 14% and 5%, respectively. The increase in sales volumes was primarily driven by contributions from Cerro Moro, which declared commercial production at the end of the second quarter in 2018, and more than offset the absence of contributions from Gualcamayo and Brio Gold, which were sold in 2018. Contributions from Cerro Moro in the quarter included the sale of gold and silver precipitate inventory that had built up at the end of the first quarter, due to higher-than-expected silver grades creating capacity constraints at the mine furnace.

For the three months ended June 30,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	255,558	oz	$1,325	$338.5	$337.2
Silver	3,338,388	oz	$15.00	50.1	16.2
Copper (i)	30,747,619	lbs	$2.43	74.9	82.3
				$463.5	$435.7

For the three months ended June 30,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	255,558	oz	$1,307	$334.1	$338.7

Silver	3,123,388	oz	$14.84	46.3	15.3
Silver subject to metal sales agreement (ii)	215,000	oz	$17.81	3.8	0.9
	3,338,388	oz	$15.03

Copper (i)	20,830,971	lbs	$2.80	58.3	83.6
Copper subject to metal sales agreements (ii)	9,916,648	lbs	$3.06	30.3	4.9
	30,747,619	lbs	$2.88
Gross revenue				$472.8	$443.4
(Deduct) add:
–Treatment and refining charges of gold and copper concentrate				(7.2)	(7.5)
–Metal price, MTM, and derivative settlement adjustments				(2.1)	(0.2)
Revenue				$463.5	$435.7
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

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Cost of Sales

Cost of sales excluding DDA increased $5.8 million or 2% for the three months ended June 30, 2019 when compared to the same period in 2018. While the balances are comparable, the mines contributing to the total balance have changed. The comparative period included $52.7 million from Gualcamayo and Brio Gold, which were sold in 2018 and the current period includes $55.1 million from Cerro Moro, which reached commercial production at the end of the second quarter in 2018.

Total DDA expense increased $28.5 million or 30% for the three months ended June 30, 2019 when compared to the same period in 2018. DDA expense is higher mainly due to the addition of DDA from Cerro Moro in the current quarter, as well as an increase in DDA at Jacobina, which has a higher depletable cost base subsequent to the $150.0 million impairment reversal recorded in the fourth quarter of 2018. DDA in the current quarter also includes depreciation of the right-of-use assets recognized upon adoption of the new lease accounting standard on January 1, 2019.

Expenses and Other Income

•General and administrative ("G&A") expenses include expenses related to the overall management of the business that are not part of direct mine operating costs. In the three months ended June 30, 2019, G&A expenses decreased $7.1 million or 30% compared to the same period in 2018, primarily as a result of a decrease in stock based compensation expense and Brio Gold G&A recorded in the comparative period with no current period comparable. As previously announced, the Company has been critically evaluating its G&A expenses to align its cost structure to the portfolio of assets that will remain after the sale of the Chapada mine and has implemented optimization and cost reduction initiatives that will begin to be realized in the second half of 2019. The Company now expects 2019 G&A expenses on a cash basis to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year.
•Exploration and evaluation expenses decreased $0.5 million or 17% in the three months ended June 30, 2019 compared to the same period in 2018, in line with lower planned greenfield exploration during the period.
•The Company's share of net earnings related to its associate, Leagold, totalled $2.8 million for the three months ended June 30, 2019, compared to $0.5 million for the same period in 2018. The Company's interest in Leagold was acquired on May 24, 2018, and accordingly, the comparative period only includes earnings from that date.
•In the three months to June 30, 2019, the Company recorded other operating expenses of $8.7 million. In the same period in 2018, the Company recorded other income of $10.0 million, driven primarily by a $32.0 million gain on the disposal of Brio Gold, partially offset by various other operating expenses.
•Finance costs increased $3.4 million or 12% in the three months ended June 30, 2019 compared to the same period in 2018, primarily due to a $6.2 million increase in interest expense on long term debt attributable to both a higher balance drawn down on the revolving credit facility and no interest capitalized in the three months ended June 30, 2019. In the comparative quarter, $4.3 million of interest was capitalized to qualifying capital expenditures. The increase in interest on long term debt was partially offset by a decrease in interest on the advanced metal purchase agreement, the final delivery under which, took place during the quarter.
•Other income was $6.5 million in the three months ended June 30, 2019, compared to other income of $4.8 million in the comparative period. Other income is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. Included in other income in the three months ended June 30, 2019 was a $7.0 million unrealized gain on the Company's copper forward derivative contracts, attributable to the drop in copper prices during the quarter.

Income Tax Expense (Recovery)

•The Company recorded an income tax expense of $32.0 million for the three months ended June 30, 2019, compared to an income tax expense of $50.7 million for the same period in 2018. The income tax provision reflects a current income tax expense of $32.9 million and a deferred income tax recovery of $0.9 million compared to a current income tax expense of $31.2 million and a deferred income tax expense of $19.5 million for the three months ended June 30, 2018.
•A foreign exchange recovery of $35.1 million is included in the income tax expense for the three months ended June 30, 2019, compared to an income tax expense of $111.7 million in 2018, relating to the translation of deferred tax balances and the foreign exchange on non-monetary assets. An offsetting expense of $59.7 million for the three months ended June 30, 2019 and a recovery of $100.5 million for the three months ended June 30, 2018 was recorded on the foreign exchange in local books.

FOR THE SIX MONTHS ENDED JUNE 30, 2019

Net earnings (loss)

Net earnings attributable to the Company's equity holders for the six months ended June 30, 2019, were $9.8 million or $0.01 per share basic and diluted, compared to a net loss of $142.0 million or $0.15 per share basic and diluted for the six months ended June 30, 2018.

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Net earnings and earnings per share for the six months ended June 30, 2019 and 2018 were affected by the following non-cash and other items that management believes are not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the six months ended June 30,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses (gains)	$11.2	$(1.1)
Share-based payments/mark-to-market of deferred share units	2.8	4.5
Mark-to-market gains on derivative contracts	(0.1)	(10.2)
Net mark-to-market (gains) losses on investments and other assets	(0.5)	6.1
Revision in estimates and liabilities including contingencies	4.6	13.6
Gain on sale of subsidiaries	—	(71.0)
Impairment of mining and non-operational mineral properties	—	174.0
Financing costs paid on early note redemption	—	14.7
Reorganization costs	2.0	5.2
Other provisions, write-downs and adjustments (i)	(0.7)	8.5
Non-cash tax on unrealized foreign exchange (gains) losses	(14.9)	116.6
Income tax effect of adjustments	0.5	3.3
One-time tax adjustments	28.7	(60.1)
Total adjustments - increase to earnings attributable to Yamana equity holders	$33.6	$204.1
Total adjustments - increase to earnings per share attributable to Yamana equity holders	$0.04	$0.22
(i)The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

Revenue

•In the six months ended June 30, 2019, revenue decreased $19.8 million or 2% compared to the same period in 2018. Decreases in both overall sales volumes and average realized prices of gold, silver and copper of 1%, 13% and 6% respectively, contributed to the decrease. The decrease in sales volumes was also in part attributable to changes in the mines operated by the Company in the current period, with the absence of contributions from Gualcamayo and Brio Gold, which were sold in 2018, partially offset by gold and silver contributions from Cerro Moro, which was completed at the end of the second quarter in 2018. Copper volumes from Chapada were also down from the comparative period as anticipated.

For the six months ended June 30,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	479,068	oz	$1,310	$627.3	$695.1
Silver	5,636,304	oz	$15.21	85.7	34.1
Copper (i)	57,647,190	lbs	$2.73	157.6	161.2
				$870.6	$890.4

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For the six months ended June 30,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	479,068	oz	$1,305	$624.9	$698.5

Silver	5,392,103.7	oz	$15.14	81.6	31.7
Silver subject to metal sales agreement (ii)	244,200	oz	$17.27	4.2	2.5
	5,636,304	oz	$15.23

Copper (i)	37,118,900	lbs	$2.83	105.0	174.0
Copper subject to metal sales agreements (ii)	20,528,290	lbs	$3.01	61.8	9.3
	57,647,190	lbs	$2.89
Gross revenue				$877.5	$916.0
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(13.0)	(16.8)
- Metal price, MTM, and derivative settlement adjustments				5.9	(8.3)
- Other adjustments				0.2	(0.5)
Revenue				$870.6	$890.4
1111111
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

Cost of Sales

•Cost of sales excluding DDA decreased $52.5 million or 10% for the six months ended June 30, 2019 when compared to the same period in 2018. Cost of sales excluding DDA was impacted by ongoing operational efficiencies improving per unit costs, and depreciation of certain local currencies against the US Dollar, which were partly offset by local inflation and export taxes.
•Total DDA expense increased $42.1 million or 21% for the six months ended June 30, 2019 when compared to the same period in 2018. DDA expense is higher mainly due to the addition of DDA from Cerro Moro in the current period without a prior period comparable, and an increase in DDA per ounce at Jacobina, which has a higher depletable cost base subsequent to the $150.0 million impairment reversal recorded in the fourth quarter of 2018. DDA in the current period also includes depreciation of the right-of-use assets recognized upon adoption of the new lease accounting standard on January 1, 2019.

Expenses and Other Income

•General and administrative ("G&A") expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the six months ended June 30, 2019, G&A expenses decreased $11.7 million or 23% compared to the same period in 2018, primarily as a result of a decrease in stock based compensation expense and Brio Gold G&A recorded in the comparative period with no current period comparable. The Company has been critically evaluating its G&A expenses to align its cost structure to the portfolio of assets that will remain after the sale of the Chapada mine and has implemented optimization and cost reduction initiatives, the initial impacts of which, will be realized in the second half of 2019. The Company now expects 2019 G&A expenses on a cash basis to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year.
•Exploration and evaluation expenses decreased $1.8 million or 26% in the six months ended June 30, 2019 compared to the same period in 2018, in line with lower planned greenfield exploration during the period.
•The Company's share of net earnings related to its associate, Leagold, totalled $0.8 million for the six months ended June 30, 2019, compared to $0.5 million for the same period in 2018. The Company's interest in Leagold was acquired on May 24, 2018, and accordingly, the comparative period only includes earnings from that date.
•In the six months to June 30, 2019, the Company recorded other operating expenses of $13.9 million. In the same period in 2018, the Company recorded other operating income of $35.3 million. The comparative period income was driven primarily by total gains of $71.0 million recognized on the disposal of the Canadian Exploration Properties and Brio Gold, partially offset by various other operating expenses.
•Finance costs decreased $11.9 million or 16% in the six months ended June 30, 2019 compared to the same period in 2018, primarily attributable to the absence of a one off $14.7 million expense incurred in the comparative period relating to the early redemption of senior notes due December 2019 and a decrease in interest on the advanced metal purchase agreement, the final delivery under which, took place in June 2019. These decreases were partially offset by an increase in interest expense on long term debt attributable to both a higher balance drawn down on the revolving credit facility and no interest capitalized in the six months to June 30, 2019. In connection with the completion of the sale of Chapada, and the use of proceeds from the sale towards gross debt reduction, the Company will significantly reduce the annual carrying cost of interest on debt by approximately $40 million, freeing up cash for other uses or to further improve its net debt position.
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•Other costs were $9.9 million in the six months ended June 30, 2019, compared to other income of $12.7 million in the comparative period. Other income is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period.

Income Tax Expense (Recovery)

•The Company recorded an income tax expense of $40.0 million for the six months ended June 30, 2019, compared to an income tax expense of $79.4 million in 2018. The income tax provision reflects a current income tax expense of $52.1 million and a deferred income tax recovery of $12.1 million compared to a current income tax expense of $57.7 million and a deferred income tax expense of $21.7 million for the six months ended June 30, 2018.
•A foreign exchange recovery of $14.9 million is included in the income tax expense for the six months ended June 30, 2019, compared to an income tax expense of $116.6 million in 2018, relating to the translation of deferred tax balances and the foreign exchange on non-monetary assets. An offsetting expense of $38.3 million for the six months ended June 30, 2019 and a recovery of $113.9 million for the six months ended June 30, 2018 was recorded on the foreign exchange in local books.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Jun. 30	Mar. 31	Dec. 31	Sep. 30,	Jun. 30	Mar. 31,	Dec. 31,	Sep. 30,
(In millions of US Dollars, except per share amounts)	2019	2019	2018	2018	2018	2018	2017	2017
Financial results
Revenue	$463.5	$407.1	$483.4	$424.7	$435.7	$454.7	$478.8	$493.4
Attributable to Yamana equity holders:
Net earnings (loss)	$14.1	$(4.1)	$(61.4)	$(81.3)	$18.0	$(160.1)	$(194.4)	$45.7
Per share - basic and diluted	$0.01	$0.00	$(0.06)	$(0.09)	$0.02	$(0.17)	$(0.20)	$0.05

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4. OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited (Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	3,653,110	3,573,883	7,272,230	6,875,340
Waste mined (tonnes)	3,648,622	3,752,577	7,114,553	7,219,107
Ore processed (tonnes)	2,641,584	2,632,965	5,159,061	5,142,873
GEO
Production (ounces)	84,311	91,863	167,981	175,266
Sales (ounces)	84,487	89,826	163,711	170,943
Feed grade (g/t) (i)	1.12	1.23	1.15	1.20
Recovery rate (%) (i)	88.4	88.5	88.2	88.3
Total cost of sales per ounce sold	$961	$960	$997	$965
Cash Costs per GEO sold (ii)(iii)	$568	$559	$585	$573
AISC per GEO sold (ii)(iii)	$757	$691	$737	$744
DDA per GEO sold	$393	$401	$413	$391

Financial (millions of US Dollars)
Revenue	$110.4	$118.2	$213.5	$227.6
Cost of sales excluding DDA	(48.0)	(50.2)	(95.7)	(98.0)
Gross margin excluding DDA	$62.4	$68.0	$117.8	$129.6
DDA	(33.2)	(36.1)	(67.6)	(66.9)
Mine operating earnings	$29.2	$31.9	$50.2	$62.7
Capital expenditures (iv)
Sustaining and other	$9.8	$10.2	$17.3	$24.2
Expansionary	$8.9	$8.5	$16.6	$13.7
Exploration	$0.3	$0.6	$0.6	$2.7

(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(iii)Net of the CAD currency hedge impact for the period.
(iv)Totals exclude costs to add to the long-term ore stockpiles at Canadian Malartic of $7.8 million (2018: $6.9 million) and $17.9 million (2018: $12.4 million) in the three and six months ended June 30, 2019, respectively.

Canadian Malartic's production was in line with plan in the second quarter of 2019 and well positioned to meet the production forecast of 330,000 ounces. Grade, recoveries and tonnes processed were in line with plan, however as anticipated lower than the same period in 2018.

Prior year unitary costs were positively impacted by higher production which resulted in fixed costs being divided over a larger number of ounces. AISC was positively impacted in the quarter by timing of sustaining capital expenditures, however, total sustaining costs for 2019 are expected to be in line with plan.

The Extension Project is advancing as expected with contributions from Barnat anticipated to begin in late 2019 with a ramp-up throughout 2020 and meaningful contribution in 2021. On a 50% basis, a total of $6.3 million has been spent during the quarter from the total Extension Project's expansionary capital expenditures of $34 million. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, and includes overburden stripping and rock excavation.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a collaboration agreement, which is expected to also include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is continuously working collaboratively with stakeholders at establishing cooperative relationships that support the long-term potential of the mine.

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including Odyssey, East Malartic, Sladen, Sheehan, Rand, and other newly discovered zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. These are mostly underground zones, the ore from which would initially displace a portion of the lower grade open pit ores thereby increasing production and extending mine life. Access for additional, underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018. Further
            | 17

evaluation through additional underground drilling would be followed by updates to resource delineation and engineering initially involving Odyssey and East Malartic, although the areas of mineralization and potential extend beyond these areas. An internal study to evaluate the potential development and production from mining of these underground zones as well as synergies with the open pit operation is in progress and well advanced.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	550,154	525,565	1,091,626	1,053,462
Ore processed (tonnes)	563,659	535,322	1,097,743	1,037,911
GEO
Production	38,951	37,730	77,568	72,256
Sales	37,685	37,990	76,174	71,490
Feed grade (g/t) (i)	2.22	2.28	2.26	2.25
Recovery rate (%) (i)	96.7	96.1	97.1	96.4
Total cost of sales per GEO sold	$1,019	$876	$1,048	$933
Cash Costs per GEO sold (ii)	$674	$645	$655	$687
AISC per GEO sold (ii)	$921	$838	$876	$859
DDA per GEO sold	$345	$233	$393	$246

Financial (millions of US Dollars)
Revenue	$50.0	$49.3	$100.0	$93.7
Cost of sales excluding DDA	(25.4)	(24.5)	(49.9)	(49.1)
Gross margin excluding DDA	$24.6	$24.8	$50.1	$44.6
DDA	(13.0)	(8.8)	(29.9)	(17.6)
Mine operating earnings	$11.6	$16.0	$20.2	$27.0
Capital expenditures
Sustaining and other	$6.3	$4.6	$9.7	$7.6
Expansionary	$4.7	$5.2	$15.1	$7.9
Exploration	$1.1	$1.9	$2.1	$2.9

(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
Jacobina once again exceeded its production plan and maintained strong performance momentum, posting a second consecutive quarter of record setting production at 38,951 ounces. It was the eleventh straight quarter that Jacobina produced well in excess of 30,000 ounces. Costs were in line with expectations in the second quarter of 2019. Higher processing rates combined with grades consistent with plan led to higher production in comparison to the second quarter of 2018. Jacobina raised its guided 2019 production to 152,000 GEO.

On a year-to-date basis, unitary costs per GEO sold were positively impacted by increased productivity and cost reduction through improvements relating to mining, plant processing, maintenance and supply chain, however, higher DDA per GEO sold resulted from the higher cost base following the reversal of an impairment charge recorded in 2018. For the quarter, unitary costs were impacted by planned lower grade, increasing unitary costs in relation to the comparative period and first quarter. Further, AISC per GEO sold was higher than the comparative quarter due to increased planned capital primary development conducted to add flexibility to the mine, with spend also consistent with expectations. Further opportunities for cost reduction continue to be pursued.

With a long mineral reserve life at Jacobina and further opportunities for value maximization, the decision was made in 2018 to internalize the totality of underground development activities, which was previously under contract. This transition, and the associated expansionary capital expenditures is now complete, and the operation began to realize the benefits of the internalization during the second quarter.

During the quarter, the Company increased guidance for Jacobina to 152,000 ounces from 145,000 ounces, representing an approximate 5% increase, and provided an update on the mine’s phased plan to increase production to at least 200,000 ounces and up to 225,000 ounces per year by 2023. Refer to Section 1: Highlights and Relevant Updates of this MD&A for further details.

            | 18

Approximately 2,600 metres of drilling was completed at Jacobina in the second quarter, in line with plan. The focus was primarily to define new inferred mineral resources at grades higher than the life of mine model ("LOM") in the Morro do Vento and Canavieiras sectors. To date, drill results are promising with several holes at significantly higher than LOM grades.

CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	91,556	35,774	171,118	52,360
Waste mined (tonnes)	1,828,414	1,415,178	3,685,400	2,220,909
Ore processed (tonnes)	88,249	31,966	180,134	31,966
GEO
Production (i)	44,751	14,396	107,367	14,396
Sales (i)	82,278	—	125,638	—
Total cost of sales per ounce sold	$1,188	$—	$1,197	$—
Cash Costs per ounce sold (ii)	$677	$—	$686	$—
AISC per ounce sold (ii)	$836	$—	$838	$—
DDA per ounce sold	$518	$—	$517	$—
Gold
Production (ounces) (i)	29,643	9,644	68,114	9,644
Sales (ounces) (i)	53,989	—	82,461	—
Feed grade (g/t)	10.97	11.75	12.45	11.75
Recovery rate (%)	94.6	90.9	94.3	90.9
Silver
Production (ounces) (i)	1,328,251	384,629	3,349,740	384,629
Sales (ounces) (i)	2,483,342	—	3,734,241	—
Feed grade (g/t)	504.04	515.88	618.18	515.88
Recovery rate (%)	94.5	86.0	94.7	86.0

Financial (millions of US Dollars)
Revenue	$109.7	$—	$166.3	$—
Cost of sales excluding DDA	(55.1)	—	(85.5)	—
Gross margin excluding DDA	$54.6	$—	$80.8	$—
DDA	(42.6)	—	(64.9)	—
Mine operating earnings	$12.0	$—	$15.9	$—
Capital expenditures
Sustaining and other	$3.6	$—	$5.8	$—
Expansionary	$0.4	$11.4	$0.9	$58.7
Exploration	$5.6	$3.4	$7.3	$4.9
11
(i)Cerro Moro reached commercial production on June 26, 2018. Comparative figures include 8,625 gold ounces and 333,878 silver ounces of pre-commercial production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Cerro Moro continues to be well positioned to meet its production plan for the year. During the second quarter, feed grade was normalized as mined ore grade was consistent with plan. Cerro Moro has optimized the underground mining design and processing practices in the second quarter, with the development of access to the Zoe underground mine, expected to begin production in December 2019, with meaningful contributions expected in 2020.

Costs during the period benefited from the strong operational results for gold and silver, both in relation to plan and in relation to the first quarter of 2019 by reducing the unitary fixed cost per ounce sold.

During the quarter, the Company arranged for the sale of approximately 17,000 ounces of gold and 815,000 ounces of silver contained in Cerro Moro silver concentrate inventory. Inventory and throughput silver grade has normalized, such that the furnace usage has returned to designed levels. No silver concentrate inventory built up in the second quarter. Flexibility for future
            | 19

mitigation of capacity constrains exists, either through further sales of silver concentrate or installation of another furnace, both of which can be executed on short notice.

Cerro Moro continues to pursue an aggressive drill program in 2019 to delineate near-mine targets and test major near-mine and regional structures. An increase in mineral reserves would unlock opportunities to expand the existing processing plant and to transition to grid power, which would result in production increases and a reduction to operating costs. In terms of exploration drilling, approximately 10,600 metres were completed at Cerro Moro during the second quarter of 2019, greatly improving annual progress to 55% of planned drilling.

Exploration has focused on drilling of surface targets defined through geochemistry, mapping and geophysics, testing targets in the Michelle, Bella Vista and Naty areas. Minor infill drilling has been completed to date with drilling in progress at Veronica, Martina and Silvia. A strong 2019 budget will allow for aggressive exploration as well as conversion drilling of inferred mineral resources in 2019.

EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	220,890	232,906	443,138	446,309
Ore processed (tonnes)	306,091	263,927	622,531	521,770
GEO
Production	44,231	49,235	90,140	101,317
Sales	43,407	49,333	90,706	103,335
Total cost of sales per GEO sold	$1,394	$1,322	$1,360	$1,282
Cash Costs per GEO sold (i)	$917	$868	$864	$864
AISC per GEO sold (i)	$1,287	$1,171	$1,180	$1122
DDA per GEO sold	$478	$454	$496	$418
Gold
Production (ounces)	34,646	37,800	68,672	78,190
Sales (ounces)	33,737	37,898	68,548	79,247
Feed grade (g/t)	3.76	4.75	3.66	4.90
Recovery rate (%)	93.9	93.8	93.5	94.3
Silver
Production (ounces)	843,585	925,450	1,838,394	1,824,711
Sales (ounces)	855,046	925,420	1,902,063	1,898,677
Feed grade (g/t)	98.18	134.52	106.50	129.13
Recovery rate (%)	87.1	81.6	85.6	83.5

Financial (millions of US Dollars)
Revenue	$57.0	$64.6	$118.6	$135.8
Cost of sales excluding DDA	(39.8)	(42.8)	(78.4)	(89.3)
Gross margin excluding DDA	$17.2	$21.8	$40.2	$46.5
DDA	(20.7)	(22.4)	(45.0)	(43.2)
Mine operating (loss) earnings	$(3.5)	$(0.6)	$(4.8)	$3.3
Capital expenditures
Sustaining and other	$7.9	$9.5	$14.6	$17.1
Expansionary	$0.2	$—	$0.2	$—
Exploration	$5.7	$4.5	$9.6	$7.7

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

GEO production at El Peñón was in line with plan in the second quarter of 2019. Mine sequencing called for the processing of lower grade stockpiled ore and higher processing rates. Mining grade of 4.8 g/t was in line with expectations.

Prior year unitary costs were positively impacted by record higher production which resulted in fixed costs being divided over a larger number ounces. Furthermore, grades in the first half of the current year were lower than the comparative period, in accordance with plan, which in conjunction with increased mine development increased costs. In line with prior guidance for El
            | 20

Peñón, underground mine development activities in the first half of 2019 have provided access to increased availability of higher gold and silver areas which is expected to increase feed grades in the second half of 2019, which will provide the operation with greater flexibility, and reduce reliance on lower grade stockpiles, resulting in an expected normalization of costs through the end of the year.

Approximately 39,000 metres of drilling was completed at El Peñón during the second quarter of 2019, ahead of plan. Exploration work focused primarily on converting inferred mineral resources to measured and indicated mineral resources at Orito, Dorada Este, Martillo Centro Sur, Aleste SS, Nueva Providencia, Esmeralda, Ventura, Pampa Campamento, Esperanza, Bermuda, Bonanza, Borde Oeste, Fortuna Este, Martillo Flat and Laguna. Surface exploration and drilling is testing new veins in the satellite Laguna deposit as well as testing for new inferred mineral resources in the core mine area.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	162,866	201,794	343,606	382,891
Ore processed (tonnes)	164,284	206,878	354,350	409,921
GEO
Production	16,293	16,717	35,947	35,200
Sales	18,139	17,122	38,101	36,015
Feed grade (g/t)	3.57	2.76	3.47	2.94
Recovery rate (%)	91.8	89.7	92.1	90.3
Total cost of sales per GEO sold	$1,396	$1,647	$1,296	$1,574
Cash Costs per GEO sold (i)	$890	$1,098	$860	$1,034
AISC per GEO sold (i)	$1299	$1,550	$1,252	$1,473
DDA per GEO sold	$506	$549	$437	$540

Financial (millions of US Dollars)
Revenue	$23.7	$22.2	$49.8	$47.3
Cost of sales excluding DDA	(16.2)	(18.8)	(32.8)	(37.2)
Gross margin excluding DDA	$7.5	$3.4	$17.0	$10.1
DDA	(9.2)	(9.4)	(16.6)	(19.4)
Mine operating (loss) earnings	$(1.7)	$(6.0)	$0.4	$(9.3)
Capital expenditures
Sustaining and other	$3.3	$3.5	$6.3	$6.6
Expansionary	$2.8	$3.5	$5.4	$6.2
Exploration	$2.1	$2.9	$5.1	$6.8

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Production at Minera Florida was impacted by a period of reduced productivity during the quarter as the Company negotiated new collective bargaining agreement with several unions. Collective bargaining agreements have since been reached with all unions. In line with the updated life of mine plan at Minera Florida, which emphasizes higher tonnage and grades from the PVS and Polvorin zones, ramp up of production is expected to begin in the second half of 2019.

Cost metrics improved significantly compared to the comparative period of 2018 following the implementation of cost control initiatives, however, the previous productivity matters increased per GEO sold costs in comparison to the first quarter of 2019. Lower DDA per GEO sold resulted from the lower cost base subsequent to the $151.0 impairment reversal recorded in 2018.

At the processing plant, a modest investment demonstrated initial improvements to the recovery rate. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives

Approximately 8,700 metres of drilling was completed at Minera Florida during the second quarter, in line with plan. The focus of drilling was to convert inferred mineral resources to measured and indicated mineral resources at nine veins within the core mine including Los Patos, Juan Pablo and Fantasma. Results to date suggest continuing additions to reserves as well as new inferred mineral resources for future resource conversion in the Don Leopoldo and Fantasma veins. Both drilling, and surface exploration will focus on the current mine area to add mineral reserves and define new drill targets as well as through surface sampling and scout exploration drilling.

            | 21

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine located northwest of Brasília in Goías state, Brazil.

As disclosed in Section 1: Highlights and Relevant Updates of this MD&A, subsequent to the quarter end, the Company closed the previously announced sale of Chapada for total expected consideration of over $1.0 billion. Consideration includes an initial upfront cash payment of $800 million, a $100 million cash payment contingent on the development of a pyrite roaster at Chapada by Lundin, a 2% net smelter return royalty on the Suruca gold project in the Chapada complex, and a gold price instrument that provides the Company the right to receive up to $125 million in additional cash consideration based on the price of gold over the five-year period from the date of close.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	10,145,388	9,677,394	19,062,042	16,205,511
Waste mined (tonnes)	7,652,385	7,780,023	13,076,770	14,590,940
Ore processed (tonnes)	5,473,076	5,224,986	11,222,670	10,913,724
GEO
Production (i)	29,019	30,329	50,539	53,082
Sales (ii)	27,521	28,931	50,073	52,574
Feed grade (g/t) (iii)	0.27	0.27	0.23	0.24
Concentrate grade (g/t) (iii)	15.11	16.51	13.84	14.44
Recovery rate (%) (iii)	61.9	66.5	59.70	62.20
Total cost of sales per GEO sold (ii)	$401	$367	$431	$431
Cash Costs per GEO sold (iv)	$421	$342	$417	$398
AISC per GEO sold (iv)	$509	$428	$538	$473
DDA per GEO sold	$13	$62	$48	$79
Copper
Production (millions of pounds)	31.2	31.1	59.3	61.5
Sales (millions of pounds) (ii)	30.7	29.2	57.6	59.5
Feed grade (%)	0.31	0.31	0.29	0.31
Concentrate grade (%)	23.72	24.71	23.69	24.41
Recovery rate (%)	83.4	86.2	81.6	81.6
Total cost of sales per pound sold (ii)	$1.64	$1.63	$1.70	$1.70
Cash Costs per pound sold (iv)	$1.78	$1.60	$1.72	$1.67
AISC per pound sold (iv)	$2.09	$1.94	$2.14	$1.93
DDA per pound sold	$0.05	$0.25	$0.17	$0.28
Concentrate
Production (tonnes)	59,723	57,146	113,605	114,337
Sales (tonnes)	61,866	56,708	100,620	116,227
Treatment and refining charges (millions of US Dollars)	$(7.2)	$(7.5)	$(13.0)	$(16.8)
Metal price adjustments related to concentrate revenue (millions of US Dollars)	$(2.1)	$(0.2)	$5.9	$(8.3)

Financial (millions of US Dollars)
Revenue	$112.7	$118.8	$222.4	$227.1
Cost of sales excluding DDA	(59.6)	(49.3)	(107.7)	(103.2)
Gross margin excluding DDA	$53.1	$69.5	$114.7	$123.9
DDA	(1.8)	(9.0)	(11.9)	(20.7)
Mine operating earnings	$51.3	$60.5	$102.8	$103.2
Capital expenditures
Sustaining and other	$10.7	$8.6	$24.0	$13.0
Expansionary	$5.1	$0.7	$9.8	$1.1
Exploration	$0.8	$1.6	$1.2	$2.4

(i)Contained in concentrate/Payable contained in concentrate.
(ii)Quantities sold include quantity adjustment on provisional and final invoice settlements.
(iii)Grades and recovery rates relate to gold production.
(iv)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(v)Totals exclude costs to add to the long-term ore stockpiles at Chapada of $14.8 million (2018: $16.2 million) and $23.7 million (2018: $24.9 million) in the three and six months ended June 30, 2019, respectively.

            | 22

At Chapada, gold production exceeded plan and copper production was in line with expectations, as a result of accessing ores in the Corpo Sul pit at reserve grade for copper, although with higher gold grades.

5. CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the second quarter of 2019 in respect to certain of the Company's development projects.

Canadian Malartic (50% interest), Canada

The Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat expected to begin in late 2019,with a ramp-up throughout 2020 and meaningful contribution in 2021. On a 50% basis, expansionary capital expenditures are expected to be $37 million, of which $34 million is earmarked for the extension project in 2019. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, and includes overburden stripping and rock excavation.

Rand Malartic Acquisition: Increased Canadian Malartic Land Package

On March 26, 2019, the Partnership acquired the Rand Malartic property adjacent to the east side of the Canadian Malartic property. The Rand Malartic property covers 262 hectares and extends 1.7 kilometres eastward along the Cadillac-Larder Lake break within the Piché Group, immediately east of the Odyssey project.

The Rand Malartic property has the same favourable geological features as the Odyssey project, with several porphyry intrusions in the southernmost portion of Piché Group volcanic rocks. The #39 and #67 zones are porphyry-hosted with similar mineralogy and alteration to Odyssey; the former appears to be geologically continuous with the Odyssey South Zone. In addition, the geological environment is similar to the historical Malartic Gold Fields mine located three kilometres to the east on the adjoining Midway property.

A budget of $1.9 million (100% basis) has been allocated for the 2019 exploration program at Rand Malartic including an initial 10,000 metres of drilling to test the eastern extension of the Odyssey project and its possible continuity onto the Rand Malartic property. The near-surface potential will also be investigated. Exploration drilling in the second quarter focused on defining several internal zones in the Odyssey deposit and expanding Odyssey towards the property boundary with Rand Malartic.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica and Suyai, all of which have well-defined delineated mineral reserves and/or mineral resources. Notable progress relating to some of these initiatives include, but are not limited to the following:

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the Catamarca Province, Argentina, 25 kilometres north of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.104 million tonnes of ore. Mineral resources include 260,000 tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 930,000 ounces of gold. Additionally, inferred mineral resources of 743,000 tonnes represents significant upside potential to further define an increase mineral reserves and life of mine.

The Company continues to advance its alternatives for the development of the Agua Rica project. On March 7, 2019, the Company announced the signing of an integration agreement with Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”). Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

Yamana Gold, Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”) established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a Pre-Feasibility
            | 23

Study ("PFS"), and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders and local communities and stakeholders.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production
•Net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii)
•Full feasibility study to be completed by 2020

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the integrated project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor extends 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies have begun the EIA process in 2019, given the level of significant detail in the pre-feasibility study.

The Company will evaluate several strategic alternatives relating to the Integrated Project considering its exceptional value across many fronts, including a possible sale of all or some part of its interest.

A review of strategic and value-creating alternatives will begin as soon as this year and continue through the period that a full feasibility study is advanced. Any additional upside opportunities for the project that will be considered as part of the feasibility study will be taken into account. The project represents exceptional value across many fronts already, which is expected to improve with the upside opportunities.

Suyai, Argentina

The Company previously completed several studies that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and, it would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed to date, the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is a development ready project with significant financial and social benefits to the local community, along with the broader provincial and national communities. As and when the provincial moratorium on mining lapses and the Company has completed favourable engagement with the local community, the Company would expedite its development plans for the project.

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Monument Bay, Canada

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised of three volcanic assemblages ranging in age from 2.85 to 2.71 billion years. Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

In 2019, the focus of exploration is to define drill targets through a thorough re-evaluation of the geology and mineralized zones. Drilling of 5,000 metres is planned as a follow up to the ongoing re-log and geological studies. A revised geological model, and subsequent resource model, are planned for 2019.

Other

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile. The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results and is evaluating exploration plans on the highly prospective claims surrounding the mine, where early-stage targets have been identified. Re-logging of historical holes and exploratory drilling done supported the potential to extend the oxide mineralization as well as potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2019 exploration program focuses on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

Continuation of the exploration programs started early in 2019 with the objective of advancing important exploration discoveries at the Company's existing operations. In the near term, the Company plans to increase its exploration spending during the year, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans will focus on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade at Jacobina to allow increases in production at low costs. For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2019	2018	2019	2018
Exploration and evaluation capitalized (i)	$16.5	$19.3	$28.6	$36.2
Exploration and evaluation expensed (ii)	2.7	3.2	5.2	7.0
Total exploration and evaluation expenditures	$19.2	$22.5	$33.8	$43.2

(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets as additions to exploration and evaluation assets.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

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6. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	June 30, 2019	December 31, 2018
Cash and cash equivalents	$90.2	$98.5
Current assets (including cash and cash equivalents)	1,246.4	429.2
Non-current assets	6,799.3	7,583.7
Total assets	$8,045.7	$8,012.9
Current liabilities (excluding current portion of debt)	665.5	494.5
Non-current liabilities (excluding long-term debt)	1,506.2	1,735.7
Debt (current and long-term)	1,849.4	1,758.7
Total liabilities	$4,021.1	$3,988.9
Equity attributable to Yamana Gold Inc. equity holders	3,989.9	3,989.3
Non-controlling interests	34.7	34.7
Total equity	$4,024.6	$4,024.0

Working capital (i)	$495.4	$(67.2)
Net debt (ii)	$1,759.2	$1,660.2
1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities held for sale.
(ii)A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Performance Measures.

Total assets were $8.0 billion as at June 30, 2019, comparable to total assets of $8.0 billion as at December 31, 2018. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, the Company's investment in associate, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at June 30, 2019, were $4.0 billion, higher by 1% from December 31, 2018, due to draws from the revolving credit facility to fund cyclical payments..

Cash and cash equivalents were $90.2 million as at June 30, 2019, compared to $98.5 million as at December 31, 2018. Working capital was $495.4 million as at June 30, 2019, compared to a working capital deficit of $67.2 million at December 31, 2018. Working capital was impacted by the classification of Chapada's assets and liabilities as held for sale.

Net change in working capital movement was a cash outflow of $8.4 million for the three months ended June 30, 2019, and a cash outflow of $99.1 million for the six months ended June 30, 2019. While second quarter movement is related to regular ongoing operational timing, the movement in working capital on a year-to-date basis is associated with anticipated and customary first-quarter items including:
•Settlement of year-end accruals including income taxes paid;
•Indirect tax credit buildup at certain of the Company's operations; and
•Timing of regular trade payments for the Company's operating mines.

Total debt was $1.8 billion as at June 30, 2019, compared to $1.8 billion as at December 31, 2018. Net debt as at June 30, 2019, was $1.76 billion, 7% higher compared to $1.66 billion as at December 31, 2018 The increase was anticipated following the timing of several cyclical first quarter payments.

On July 5, 2019, concurrently with the closing of the Chapada sale, the Company used $385.0 million of the consideration to repay outstanding indebtedness under the revolving credit facility; and the remaining $415.0 million is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis. In the event cash consideration remains available, the balance will be used to prepay indebtedness under the Company's senior notes issued in June 2014 and December 2017.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at June 30, 2019, the financial resources available to the Company for meeting its financial obligations include $615.0 million from its revolving credit facility. On July 5, 2019, concurrently with the closing of the Chapada sale, the Company received $800.0 million in cash, and used part of this consideration to repay the outstanding indebtedness under the revolving credit facility.

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For the second quarter ended June 30, 2019, cash flows from operating activities were $147.6 million net of the impact of the $32.8 million deferred revenue recognized in respect of metal sales agreements. Cash flows from operating activities are expected to remain positive and increase in the short-term mainly following the completion of the advanced copper sales agreement and the G&A and interest savings previously mentioned. Refer to Section 8: Economic Trends, Business Risks and Uncertainties for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $85.5 million, service contract commitments of $64.0 million, and remaining sustaining capital expenditures of approximately 85 million for the remainder 2019. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates and commitments by year can be found below.

The Company's financial position remains strong and is expected to improve further over the year with the continuation of robust operating results, the planned decline in expansionary capital expenditures, and the receipt of $800 million in cash from the sale of Chapada. The sale of Chapada also provides additional financial flexibility that includes the gold stream and NSR, both of which may be strategically monetized for additional funding.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2019	2018	2019	2018
Cash flows from operating activities	$147.6	$102.4	$159.9	$225.2
Cash flows from operating activities before net change in working capital (i)	$156.0	$157.5	$259.0	$364.1
Cash flows used in investing activities	$(111.9)	$(135.2)	$(203.4)	$(120.6)
Cash flows (used in) from financing activities	$(52.0)	$(3.1)	$38.7	$(145.9)

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended June 30, 2019 were higher than the comparable to period in 2018 primarily as a result of a full quarter of Cerro Moro production during 2019.

The decrease in net cash flows from operating activities for the six months ended June 30, 2019 compared to the same period in 2018 is largely accounted for by the absence in the current period of advanced payments received on metal purchase agreements of $127.8 million. This comparative period cash inflow was partially offset by payments to Brazilian tax authorities of $67.9 million, not present in the current period.

Investing Activities

The decrease in net cash flows used in investing activities for the three months ended June 30, 2019 compared to the same period in 2018 was due mainly to a decrease in capital expenditures in the period, as anticipated. Capital expenditures in the comparative period also included expenditures related to the completion of the Cerro Moro mine.

The increase in net cash flows used in investing activities for the six months ended June 30, 2019 compared to the same period in 2018 was due to capital expenditures in the comparative period being partially offset by $161.4 million of cash received on the sale of the Canadian Exploration Properties and other assets during the period.

Details on capital expenditures by mine for each period can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2019, net cash flows used in financing activities included a $30.0 million repayment on the revolving credit facility with no draw downs in the quarter. In the comparative quarter, repayments aggregating $61.5 million on both the revolving credit facility and a series of senior notes that matured during the quarter were more than offset by additional draw downs on the revolving credit facility of $85.0 million.

In the six months ended June 30, 2019, net cash flows from financing activities included a net drawdown of $90.0 million on the revolving credit facility. Net cash flows used in financing activities for the comparative period included a net draw down of an aggregate $205.0 million on the revolving credit facility and the repayment of certain tranches of the Company's senior notes.

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CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	June 30, 2019	December 31, 2018
Shareholders’ equity	$4,024.6	$4,024.0
Debt	1,849.4	1,758.7
	5,874.0	5,782.7
Less: Cash and cash equivalents	(90.2)	(98.5)
	$5,783.8	$5,684.2

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2019, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$85.4	$192.7	$781.9	$800.0	$1,860.0
Interest	84.5	161.1	115.4	49.0	410.0
Capital and other financial commitments (ii)	64.0	36.4	5.6	3.3	109.3
Decommissioning, restoration and similar liabilities	9.5	27.1	21.5	514.4	572.5
	$243.4	$417.3	$924.4	$1,366.7	$2,951.8
1
(i)Additionally, as at June 30, 2019, the Company had outstanding letters of credit totalling $71.9 million (C$94.1 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.
(ii)Included in the Capital and other financial commitments is $11.1 million for Chapada, which was disposed of subsequent to the quarter end.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	July 19, 2019	June 30, 2019
Common shares issued and outstanding	950,403	950,356
Share options outstanding	1,416	1,416
Restricted share units	2,464	2,491

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7. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2018. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the six months ended June 30, 2019, except as noted below:

METAL PRICE RISK
Gold Price Two-Year Trend (LBMA p.m. price: USD per oz of gold) Copper Price Two-Year Trend (LME Cash: USD per lb of copper)

Gold Price - Market Update

For the quarter ended June 30, 2019, spot gold prices averaged $1,310 per ounce, remaining roughly flat, compared to $1,307 per ounce in the second quarter of 2018. Prices ranged between $1,270 and $1,431 per ounce during the second quarter of 2019. As at June 30, 2019, the closing price was $1,409 per ounce.

Gold prices remained relatively range bound for the first two months of the quarter before moving sharply higher in June. The expectation for lower rates across the globe, along with escalating trade concerns between the US and China and geopolitical risks from Iran, pushed gold to its highest level in over six years. The change in monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, developments on global trade and geopolitical concerns.

Central banks continue to be net buyers in 2019 with Russia, India, and China being notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future as diversification remains key in order to mitigate risk from ongoing geopolitical and economic uncertainty. Global ETF holdings saw a sharp rise in total ounces held in the second quarter of 2019.

Copper Price - Market Update

For the quarter ended June 30, 2019, spot copper prices averaged $2.77 per pound, representing a decrease of 11%, compared to $3.12 per pound in the second quarter of 2018. Prices ranged between $2.62 and $2.97 per pound in the second quarter of 2019. As at June 30, 2019, the closing price was $2.71 per pound.

Copper prices moved lower in the second quarter, caused by the ongoing trade concerns between US and China, the threat of US tariffs on Mexico, and escalating political tensions in the Middle East. In the short term, copper will continue to be impacted by trade tensions and global growth expectations. Over the medium to longer-term, copper prices should be supported by positive fundamentals, as the market moves towards a deficit with supply growth slowing as fewer new mines are expected to begin operations.

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. During the third quarter of 2019, certain second quarter shipments are expected to be settled based on final assaying, after which the Company is expected to have no short term risk exposure to copper. The Company will retain long term risk exposure to Copper as a result of the Agua Rica project.

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CURRENCY RISK

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

During the three months ended June 30, 2019, compared to the same quarter of 2018, all currencies below weakened against the US Dollar:

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended June 30,			For the six months ended June 30,			As at June 30,	As at December 31,
	2019	2018	% (i)	2019	2018	% (i)	2019	2018	% (i)
USD-CAD	1.3375	1.2906	3.6%	1.3335	1.2779	4.4%	1.3095	1.3637	-4.0%
USD-BRL	3.919	3.6070	8.6%	3.8448	3.4247	12.3%	3.8499	3.8745	-0.6%
USD-ARG	43.957	23.531	86.8%	41.5299	21.6171	92.1%	42.478	37.668	12.8%
USD-CLP	683.94	620.94	10.1%	675.48	611.44	10.5%	678.72	693.60	-2.1%

(i)Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at June 30, 2019, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
July 2019 to December 2019	R$ 3.75	R$ 4.75	R$ 192.0 million
January 2020 to December 2020	R$ 3.90	R$ 4.45	R$ 59.7 million

(i)R$ = Brazilian Reais.
(ii)Evenly split by month.

The Company also has forward contracts totalling CLP 30.96 billion (CLP = Chilean Pesos; approximately USD$47.5 million) evenly split by month from July 2019 to December 2019 at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar. These forward contracts are expected to cover approximately 50% of the Chilean Peso denominated forecasted operating costs from July 2019 to December 2019.

8. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 19: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

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9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of the application of certain new and amended IFRSs issued by the International Accounting Standards Board, which were effective from January 1, 2019. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2018, with the addition of judgement applied in assessing that the Chapada mine, which was classified as a disposal group held for sale on April 15, 2019, did not meet the criteria in IFRS to be presented as a discontinued operation. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements.

10. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash Costs per GEO sold;
•Cash Costs per pound of copper sold;
•All-in Sustaining Costs per GEO sold;
•All-in Sustaining Costs per pound of copper sold;
•Net Debt;
•Net Free Cash Flow;
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

For definitions and descriptions of the non-GAAP performance measures and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2018.

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC (i)(ii)	For the three months ended June 30, 2019			For the three months ended June 30, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	GEO - Yamana Mines	Total Copper	Total	GEO - Yamana Mines	Total Copper	Other Mines
Cost of sales excluding DDA (iii)	$244.1	$195.1	$49.0	$238.3	$145.1	$40.5	$52.7
DDA (iii)	122.4	120.7	1.8	93.9	80.1	7.6	6.3
Total cost of sales	366.5	$315.8	$50.8	$332.2	$225.2	$48.0	$59.0
DDA		(120.7)	(1.8)		(80.1)	(7.6)
Treatment and refining charges		1.6	5.8		1.1	6.4
Total Cash Cost		$196.7	$54.7		$146.2	$46.9
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		15.5	3.4		16.1	4.6
Reclamation & remediation - accretion & amortization		8.5	1.0		2.6	1.0
Capital exploration		14.9	0.6		10.3	1.3
Exploration and study costs		1.9	0.8		2.1	0.9
Capitalized stripping & underground mine development		22.9	6.7		22.1	4.2
Other sustaining capital expenditures		11.9	2.3		7.8	2.8
Leases (IFRS 16 Adjustment)		4.1	(1.2)		—	—
Total AISC		$276.3	$68.4		$207.1	$61.7
Commercial GEO (ii) and lb sold		293,516	30,747,619		223,202	29,220,621
Cost of sales excl. DDA per GEO and lb sold		$665	$1.59		$650	$1.38
DDA per GEO and lb sold		$411	$0.06		$359	$0.26
Total cost of sales per GEO and lb sold		$1,076	$1.65		$1,009	$1.64
Cash Cost per GEO and lb sold		$670	$1.78		$655	$1.60
AISC per GEO and lb sold		$941	$2.23		$928	$2.11

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Cash Cost & AISC (i)(ii)	For the six months ended June 30, 2019			For the six months ended June 30, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	GEO - Yamana Mines	Total Copper	Total	GEO - Yamana Mines	Total Copper	Other Mines
Cost of sales excluding DDA (iii)	$450.0	$361.4	$88.5	$502.5	$292.1	$84.7	$125.7
DDA (iii)	240.1	229.7	10.4	198.0	154.4	17.4	26.2
Total cost of sales	690.0	$591.1	$98.9	$700.5	$446.6	$102.1	$151.9
DDA		(229.7)	(10.4)		(154.4)	(17.4)
Treatment and refining charges		2.4	10.6		2.4	14.3
Total Cash Cost		$363.8	$99.2		$294.6	$99.1
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		34.1	7.2		32.4	9.2
Reclamation & remediation - accretion & amortization		12.3	2.1		5.5	2.1
Capital exploration		24.9	1.0		20.6	1.9
Exploration and study costs		3.8	1.4		4.4	1.9
Capitalized stripping & underground mine development		42.2	16.7		43.2	7.1
Other sustaining capital expenditures		19.5	3.3		15.4	3.5
Leases (IFRS 16 Adjustment)		9.0	1.1		—	—
Total AISC		$509.5	$131.9		$416.2	$124.8
Commercial GEO (ii) and lb sold		544,402	57,647,190		434,356	59,473,483
Cost of sales excl. DDA per GEO and lb sold		$664	$1.54		$673	$1.42
DDA per GEO and lb sold		$422	$0.18		$356	$0.29
Total cost of sales per GEO and lb sold		$1,086	$1.72		$1,028	$1.72
Cash Cost per GEO and lb sold		$668	$1.72		$678	$1.67
AISC per GEO and lb sold		$936	$2.29		$958	$2.10

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Cash Cost & AISC (i)(ii)		For the three months ended June 30, 2019
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Chapada (total)	Chapada GEO	Chapada Copper	Corp. Office & Other Mines
Cost of sales excluding DDA (iii)	$244.1	$48.0	$25.4	$55.1	$39.8	$16.2	$59.7	$10.7	$49.0	$—
DDA (iii)	$122.4	$33.2	13.0	42.6	20.7	9.2	$1.8	0.4	1.4	1.9
Total cost of sales	$366.5	$81.2	$38.4	$97.7	$60.5	$25.3	$61.5	$11.0	$50.4	$1.9
DDA		$(33.2)	(13.0)	(42.6)	(20.7)	(9.2)	$(1.8)	(0.4)	(1.4)
Treatment and refining charges		—	—	0.7	—	—	$6.7	0.9	5.8
Total Cash Cost		$48.0	$25.4	$55.7	$39.8	$16.2	$66.4	$11.6	$54.7
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		1.0	0.3	1.8	0.3	0.2	0.4	0.1	0.3
Reclamation & remediation - accretion & amortization		4.6	0.7	0.9	0.8	1.2	1.3	0.3	1.0
Capital exploration		0.3	1.1	5.6	5.7	2.1	0.8	0.2	0.6
Exploration and study costs		0.1	—	—	—	—	0.4	0.1	0.3
Capitalized stripping & underground mine development		4.1	4.9	2.6	6.8	2.9	8.4	1.7	6.7
Other sustaining capital expenditures		5.7	1.4	1.0	1.1	0.4	2.4	0.5	1.9
Leases (IFRS 16 Adjustment)		0.1	1.0	1.1	1.4	0.6	(1.6)	(0.3)	(1.3)
Total AISC		$64.0	$34.7	$68.8	$55.9	$23.6	$78.5	$14.0	$64.3
Commercial GEO (ii) and lb sold		84,487	37,685	82,278	43,407	18,139		27,521	30,747,619
Cost of sales excl. DDA per GEO and lb sold		$568	$674	$669	$917	$890		$388	$1.59
DDA per GEO and lb sold		$393	$345	$518	$478	$506		$13	$0.05
Total cost of sales per GEO and lb sold		$961	$1,019	$1,188	$1,394	$1,396		$401	$1.64
Cash Cost per GEO and lb sold		$568	$674	$677	$917	$890		$421	$1.78
AISC per GEO and lb sold		$757	$921	$836	$1,287	$1,299		$509	$2.09

Cash Cost & AISC (i)(ii)		For the three months ended June 30, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	Malartic GEO	Jacobina GEO	El Peñón GEO	Minera Florida GEO	Chapada Total	Chapada GEO	Chapada Copper	Corp. Office & Other Mines
Cost of sales excluding DDA (iii)	$238.3	$50.2	$24.5	$42.8	$18.8	$49.3	$8.8	$40.5	$52.7
DDA (iii)	93.9	36.1	8.8	22.4	9.4	$9.0	1.8	7.2	$8.2
Total cost of sales	$332.2	$86.2	$33.3	$65.2	$28.2	$58.3	$10.6	$47.7	$60.9
DDA		(36.1)	(8.8)	(22.4)	(9.4)	$(9.0)	(1.8)	(7.2)
Treatment and refining charges		—	—	—	—	$7.5	1.1	6.4
Total Cash Cost		$50.2	$24.5	$42.8	$18.8	$56.8	$9.9	$46.9
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		1.1	0.1	0.2	0.4	0.5	0.1	0.4
Reclamation & remediation - accretion & amortization		—	0.7	0.8	0.9	1.3	0.3	1.0
Capital exploration		0.6	1.9	4.5	2.9	1.6	0.3	1.3
Exploration and study costs		0.1	—	—	—	0.5	0.1	0.4
Capitalized stripping & underground mine development		6.0	4.0	7.9	2.7	5.3	1.1	4.2
Other sustaining capital expenditures		4.2	0.6	1.5	0.8	3.3	0.7	2.6
Leases (IFRS 16 Adjustment)		—	—	—	—	—	—	—
Total AISC		$62.1	$31.8	$57.8	$26.5	$69.3	$12.4	$56.8
Commercial GEO (ii) and lb sold		89,826	37,990	49,333	17,122		28,931	29,220,621
Cost of sales excl. DDA per GEO and lb sold		$559	$645	$868	$1,098		$305	$1.38
DDA per GEO and lb sold		$401	$233	$454	$549		$62	$0.25
Total cost of sales per GEO and lb sold		$960	$877	$1,322	$1,647		$367	$1.63
Cash Cost per GEO and lb sold		$559	$645	$868	$1,098		$342	$1.60
AISC per GEO and lb sold		$691	$838	$1,171	$1,550		$428	$1.94

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Cash Cost & AISC (i)(ii)		For the six months ended June 30, 2019
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Chapada (total)	Chapada GEO	Chapada Copper	Corp. Office & Other Mines
Cost of sales excluding DDA (iii)	$450.0	$95.7	$49.9	$85.5	$78.4	$32.8	$107.7	$19.2	$88.5	$—
DDA (iii)	240.1	67.6	29.9	64.9	45.0	16.6	$11.9	2.4	9.5	$4.2
Total cost of sales	$690.0	$163.3	$79.9	$150.4	$123.3	$49.4	$119.6	$21.6	$98.1	$4.2
DDA		(67.6)	(29.9)	(64.9)	(45.0)	(16.6)	$(11.9)	(2.4)	(9.5)
Treatment and refining charges		—	—	0.7	—	—	$12.3	1.7	10.6
Total Cash Cost		$95.7	$49.9	$86.1	$78.4	$32.8	$120.0	$20.9	$99.2
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		2.1	0.7	2.5	0.3	0.2	0.6	0.1	0.5
Reclamation & remediation - accretion & amortization		4.6	1.9	1.9	1.2	2.2	2.6	0.5	2.1
Capital exploration		0.6	2.1	7.3	9.6	5.1	1.2	0.2	1.0
Exploration and study costs		0.1	0.1	—	—	—	0.6	0.1	0.5
Capitalized stripping & underground mine development		6.6	8.1	4.5	13.0	5.7	20.9	4.2	16.7
Other sustaining capital expenditures		10.6	1.6	1.3	1.6	0.6	3.1	0.6	2.5
Leases (IFRS 16 Adjustment)		0.3	2.3	1.7	2.9	1.1	1.2	0.2	1.0
Total AISC		$120.7	$66.7	$105.2	$107.0	$47.7	$150.2	$27.0	$123.4
Commercial GEO (ii) and lb sold		163,711	76,174	125,638	90,706	38,101		50,073	57,647,190
Cost of sales excl. DDA per GEO and lb sold		$585	$655	$680	$864	$860		$383	$1.54
DDA per GEO and lb sold		$413	$393	$517	$496	$437		$48	$0.17
Total cost of sales per GEO and lb sold		$997	$1,048	$1,197	$1,360	$1,296		$431	$1.70
Cash Cost per GEO and lb sold		$585	$655	$686	$864	$860		$417	$1.72
AISC per GEO and lb sold		$737	$876	$838	$1,180	$1,252		$538	$2.14

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Cash Cost & AISC (i)(ii)		For the six months ended June 30, 2018
(In millions of US Dollars except GEO/pounds and per GEO/pound amounts)	Total	Malartic GEO	Jacobina GEO	El Peñón GEO	Minera Florida GEO	Chapada Total	Chapada GEO	Chapada Copper	Corp. Office & Other Mines
Cost of sales excluding DDA (iii)	$502.5	$98.0	$49.1	$89.3	$37.2	$103.2	$18.5	$84.7	$125.7
DDA (iii)	198.0	66.9	17.6	43.2	19.4	$20.7	4.1	16.6	$30.2
Total cost of sales	$700.5	$164.9	$66.7	$132.4	$56.7	$123.9	$22.6	$101.3	$155.9
DDA		(66.9)	(17.6)	(43.2)	(19.4)	$(20.7)	(4.1)	(16.6)
Treatment and refining charges		—	—	—	—	16.7	2.4	14.3
Total Cash Cost		$98.0	$49.1	$89.3	$37.2	$119.9	$20.9	$99.1
Adjustments:
Corporate or regional G&A costs, including share-based remuneration		2.2	0.3	0.2	0.5	$0.8	0.2	0.6
Reclamation & remediation - accretion & amortization		—	1.5	1.6	1.9	$2.6	0.5	2.1
Capital exploration		2.7	2.9	7.7	6.8	$2.4	0.5	1.9
Exploration and study costs		0.1	—	—	—	$0.9	0.2	0.7
Capitalized stripping & underground mine development		14.5	6.8	14.4	5.4	$8.9	1.8	7.1
Other sustaining capital expenditures		9.7	0.8	2.7	1.2	$4.1	0.8	3.3
Leases (IFRS 16 Adjustment)		—	—	—	—	$—	—	—
Total AISC		$127.2	$61.4	$115.9	$53.0	$139.6	$24.8	$114.8
Commercial GEO (ii) and lb sold		170,943	71,490	103,335	36,015		52,574	59,473,483
Cost of sales excl. DDA per GEO and lb sold		$573	$687	$864	$1,034		$352	$1.42
DDA per GEO and lb sold		$391	$246	$418	$540		$79	$0.28
Total cost of sales per GEO and lb sold		$965	$933	$1,282	$1,574		$431	$1.70
Cash Cost per GEO and lb sold		$573	$687	$864	$1,034		$398	$1.67
AISC per GEO and lb sold		$744	$859	$1,122	$1,473		$473	$1.93
(i)Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2018: 80% copper and 20% GEO).
(ii)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 87.98 and 85.82 for the three and six months ended June 30, 2019, respectively, and 79.00 and 79.20 for the three and six months ended June 30, 2018, respectively.
(iii)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. Other Mines includes Brio and Gualcamayo for the comparative period.

NET DEBT

As at, (In millions of US Dollars)	June 30, 2019	December 31, 2018
Debt
Non-current portion	$1,763.9	$1,756.8
Current portion	85.5	1.9
Total debt	$1,849.4	$1,758.7
Less: Cash and cash equivalents	(90.2)	(98.5)
Net Debt	$1,759.2	$1,660.2

NET FREE CASH FLOW

A reconciliation of Net Free Cash Flow is included in Section 1: Highlights and Relevant Updates.

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AVERAGE REALIZED METAL PRICES

For the three months ended June 30,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$463.5	$338.5	$50.1	$74.9	$435.7	$337.2	$16.2	$82.3
Treatment and refining charges of concentrate	6.8	1.0	—	5.8	7.5	1.0	—	6.5
Metal price adjustments related to concentrate revenue	2.5	(5.4)		7.9	0.2	0.5	—	(0.3)
Other adjustments	—	—	—	—	—	—	—	—
Gross revenue	$472.8	$334.1	$50.1	$88.6	$443.4	$338.7	$16.2	$88.5

Commercial gold/silver ounces, million pounds of copper sold		255,558	3,338,388	30.7		259,646	975,381	29.2
Revenue per gold/silver ounce, pound of copper sold		$1,325	$15.00	$2.43		$1,299	$16.61	$2.82
Average Realized Price per gold/silver ounce, pound of copper sold		$1,307	$15.03	$2.88		$1,304	$16.53	$3.09

For the six months ended June 30,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$870.6	$627.3	$85.7	$157.6	$890.4	$695.1	$34.1	$161.2
Treatment and refining charges of concentrate	13.0	1.8	—	11.2	16.8	2.4	—	14.4
Metal price adjustments related to concentrate revenue	(5.9)	(4.0)	—	(1.9)	8.3	0.6	—	7.7
Other adjustments	(0.2)	(0.2)	—	—	0.5	0.5	—	—
Gross revenue	$877.5	$624.9	$85.7	$166.9	$916.0	$698.6	$34.1	$183.3

Commercial gold/silver ounces, million pounds of copper sold		479,068	5,636,304	57.6		530,578	2,036,143	59.5
Revenue per gold/silver ounce, pound of copper sold		$1,310	$15.21	$2.73		$1,310	$16.75	$2.65
Average Realized Price per gold/silver ounce, pound of copper sold		$1,305	$15.23	$2.89		$1,317	$16.69	$3.13

11. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2019, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2019, and December 31, 2018, and results of operations for the periods ended June 30, 2019, and June 30, 2018.

This Management’s Discussion and Analysis has been prepared as of July 25, 2019. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended June 30, 2019 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2018, as well as the most recent Annual Information Form for the year ended December 31, 2018 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2018 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or
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updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2018 and other continuous disclosure documents filed by the Company since January 1, 2019 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great
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uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

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